EXHIBIT 99.11

Announcement

issued in accordance with Article 17 of Instruction DOC-2016-04 of the French Financial Markets Authority (Autorité des Marchés Financiers).

Total completes the acquisition of Maersk Oil and issues 97,522,593 new Total shares for the benefit of A.P. Møller - Mærsk A/S as consideration for the contribution of Maersk Oil shares to Total S.A.

Paris, 8 March 2018

Total announces the completion of the acquisition of Mærsk Olie og Gas A/S (Maersk Oil) as part of the share and debt transaction, announced on 21 August 2017, and the definitive completion of the contribution to Total S.A. by A.P. Møller - Mærsk A/S (Maersk) of all the shares it holds in the share capital of Maersk Oil (the Contributed Shares). Accordingly, Total S.A. has issued 97,522,593 new shares to Maersk as consideration for the contribution of the Contributed Shares. These shares are fully assimilated to all other existing Total S.A. shares and will be admitted to trading on Euronext Paris on the same trading lines as the existing Total shares.

The reasons and terms of the transaction are described hereafter.

1.	Reasons for the transaction

This operation will enable Total to acquire a company with a growing production, quality assets with a good fit to Total portfolio in core regions. With the integration of Maersk Oil assets, Total will become the second largest operator in the North Sea, will increase the share of conventional assets in OECD countries in its portfolio and will generate commercial, operational and financial synergies.

2.	Terms of the transaction

a.	Parties to the transaction

Issuer – Beneficiary Company of the Contribution

Total S.A., a French société anonyme incorporated under the laws of France, with a share capital of 6,340,193,800 euros, having its registered office at 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France, registered with the Nanterre trade and companies register under number 542 051 180, (Euronext Paris: FR00000120271).

Contributing Company

A.P. Møller – Mærsk A/S, a Danish company incorporated under the laws of Denmark, having its registered office at Esplanaden 50, DK – 1098 Copenhagen K, Denmark, registered under the laws of Denmark under number 22 75 62 14.

Company whose shares are contributed

Maersk Olie og Gas A/S, a Danish public limited company incorporated and registered under the laws of Denmark under number 22 75 73 18, having its registered address at Amerika Plads 29 st., 2100 Copenhagen Ø, Denmark.

Maersk Oil, directly and indirectly, carries out business with exploration and extraction of subsurface natural resources in Denmark and elsewhere and business related thereto.

b.	Shares subject to the Contribution

The Contributed Shares correspond to all the shares held by Maersk in Maersk Oil with a total nominal value of 174,000,000 Danish kroner representing 100% of the share capital and voting rights of Maersk Oil.

c.	Legal framework of the Contribution

The Contribution is governed by the legal regime applicable to contributions in kind provided for under article L. 225-147 of the French Commercial Code

Pursuant to the delegation granted by the extraordinary and ordinary general meeting of the shareholders of Total S.A. held on 24 May 2016, in its 22nd resolution, the Board of Directors of Total S.A. has, during its meeting dated 7 February 2018, on the basis of the contribution appraisers’ report on the value of the contributions, approved, subject to the conditions precedent provided for in the Contribution Agreement, the contribution of the Contributed Shares, its valuation and remuneration as well as the Contribution Agreement in all of its terms. The Board of Directors has also decided, subject to the satisfaction of the conditions precedent provided for in the Contribution Agreement, to increase the share capital of the Company by issuing 97,522,593 new Total shares with a nominal value of 2.50 euros each, and has delegated to the Chairman and Chief Executive Officer of the Company the necessary powers to acknowledge the satisfaction of the conditions precedent provided for in the Contribution Agreement and, as a consequence, the issuance of the New Shares, the completion of the share capital increase as consideration for the Contributed Shares and the corresponding amendment of the articles of association of the Company.

By a decision dated 8 March 2018, the Chairman and Chief Executive Officer of the Company, acting upon delegation of the Board of Directors, has acknowledged the satisfaction of the conditions precedent provided for in the Contribution Agreement, the definitive completion of the share capital increase of the Company by way of a contribution in kind to Maersk, as referred to in Clause 4 of the Contribution Agreement, for a total nominal amount of 243,806,482.50 euros divided into 97,522,593 new shares with a nominal value of 2.50 euros each and increased by a total contribution premium of 3,969,627,891.29 euros, bringing the share capital from 6,340,193,800 euros to 6,584,000,282.50 euros divided into 2,633,600,113 shares with a nominal value of 2.50 euros each. The Chairman and Chief Executive Officer has also proceeded to the corresponding amendment of the articles of association.

d.	Valuation terms of the Contribution

The Contributed Shares have been valued at their fair market value, which was set by the parties at 4,213,434,373.79 euros (the Contribution Value). The value of the Contributed Shares having being initially set between Total and Maersk at 4.950.000.000 dollars, its amount was subsequently converted in euros on the basis of the average exchange rate of the last 20 trading days preceding the 21 August 2017, date of signing of the Share Transfer Agreement (i.e. 1.1748 dollars for one euro).

The valuation of the Contributed Shares has been corroborated by a multi-criteria analysis conducted by Total mainly based on the discounted cash flow method as well as the multiples method.

e.	Remuneration of the Contribution

For the purpose of calculating the Contribution’s consideration, Total and Maersk have agreed, to use as Total’s share value, the average closing price of the Total’s share during the last 20 trading days on Euronext Paris preceding the 21 August 2017, date of signing of the Share Transfer Agreement, namely a value of 43.2047 euros. Total and Maersk considered that such reference was representative of Total’s fair value.

On this basis, Total and Maersk have agreed to remunerate the Contribution by the issuance of 97,522,593 new Total shares (the New Shares) of a nominal value of 2.50 euros each, for a total nominal amount of 243,806,482.50 euros.

Therefore, Total have recorded the difference between the Contribution Value, namely 4,213,434,373.79 euros, and the nominal value of the share capital increase of Total, namely 243,806,482.50 euros, on the liabilities side of the balance sheet of Total into a “contribution premium” account.

Total S.A.’s share capital is thus increased to 6,584,000,282.50 euros; the New Shares representing 3.70% of Total S.A.’s share capital after issuance.

f.	Date of completion of the Contribution

The New Shares were issued on 8 March 2018, on which date the Chairman and Chief Executive Officer of the Company, duly authorized by the Board of Directors on 7 February 2018, acting itself upon the delegation of powers granted to it pursuant to the 22nd resolution of the extraordinary and ordinary general meeting of the Company dated 24 May 2016, has acknowledged the satisfaction of all the conditions precedent provided for in the Contribution Agreement and the definitive completion of the share capital increase of Total S.A.

The New Shares are fully assimilated to all other existing Total S.A. shares.

The New Shares shall be admitted to trading on the Euronext Paris on the same trading lines as the existing Total shares.

g.	Assessment of the Value of the Contribution

Pursuant to the provisions of articles L. 225-147 and R. 225-8 of the French Commercial Code, the firm Ledouble represented by Mrs. Agnès Piniot and the firm Finexsi represented by Mr. Olivier Péronnet were appointed as contribution appraisers (the Contribution Appraisers) by order of the President of the Nanterre Commercial Court dated 30 August 2017, being responsible for the following tasks:

(i)	to assess the value of the Contributed Shares;

(ii)	to prepare a report on the value of the Contributed Shares containing the information provided by articles L. 225-147 and R. 225-8 of the French Commercial Code stating, notably:

•	the evaluation method adopted for the Contributed Shares as well as the reasons for which such method has been chosen, and

•	an affirmation that the Contributed Shares’ value is at least equal to the nominal value of the shares to be issued increased, as the case may be, by a contribution premium; and

(iii)	to the extent necessary, to prepare a report on the consideration for the contributions made, pursuant to the AMF’s position-recommendation n° 2011-11.

The Contribution Appraisers’ report on the assessment of the value of the Contributed Shares was filed with the registry of the Nanterre Commercial Court in accordance with the laws and regulations in force and was made available to the shareholders of Total S.A. at the Company’s registered office.

Conclusion of the Contribution Appraisers on the Contributed Shares

In their report on the value of the Contributed Shares dated 30 January 2018, the Contribution Appraisers state that: “Based on our work, at the date of this report, subject to prior satisfaction of the conditions precedent for the Algerian government authorization, our opinion is that the contribution value totaling 4,213,434,373.79 euros is not overstated and, accordingly, that it is at least equal to the amount of the beneficiary company’s capital increase, plus the contribution premium”.

Conclusion of the Contribution Appraisers on the consideration for the Contribution

In their report on the consideration for the Contribution dated 30 January 2018, the Contribution Appraisers state that: “Based on our work and at the date of this report, subject to the effective lifting of the conditions for the approval from the Algerian authorities, we are of the opinion that the consideration for the contribution of the Maersk Oil shares, which consists of the company’s entire share capital, agreed by the parties and leading to the issuance of 97,522,593 Total shares, is fair.”

The effective completion of the conditions for the approval from the Algerian authorities occurred on February 16, 2018.